Contact

chip_overstreet@yahoo.com

www.linkedin.com/in/chipoverstreet (LinkedIn)

Top Skills

Business Development

Strategy

Marketing

Chip Overstreet

Marketing & Bizdev Executive, Entrepreneur, Advisor, Investor

Spokane-Coeur d'Alene Area

Summary

Passionate builder of great teams that reach high to achieve BHAGs.

Experience

Freelance Consultant

Freelance Consultant

January 2023 - Present (1 year 5 months)

I'm working with a handful of mostly early-stage, venture-backed companies assisting with marketing, bizdev, go-to-market, fundraising & strategy. My partners include:

• Firmly.ai (Acting CMO) – enabling consumers to "buy now, anywhere", we turn every impression into an ecommerce transaction natively within Facebook, Instagram, Pinterest, X, and even display ad units;

• GuideTime (Advisor) – online marketplace connecting outdoor enthusiasts with guides and outfitters;

• HyperSciences (Advisor) – patented hypersonic technology that can shoot projectiles at 5 times the speed of sound, looking to disrupt the mining and tunneling sector to enable faster access to rare transition energy metals;

• Parrable (Advisor) – technology company enabling precision targeting and attribution for online advertising by filling the void left with the end of 3rd-party cookies, working with the CEO on strategy and bizdev opportunities;

• PDZ Company (Sell-side Advisor) – represented the company in securing an acquisition by Standlee, closed November 2023.

• Revival Tea Company (Board) – craft tea manufacturer & retailer aiming to disrupt the tea market with amazing, small batch craft teas;

• Blaze Barrier (Board) – developed and patented a device designed to slow, control or stop wildfires, a massive problem that's getting worse with climate change; currently raising pre-seed round;

• Spokane Angel Alliance (Board) –collection of angel investors and family funds focused on funding early stage companies in Eastern Washington, Idaho and Montana

Spiceology

CEO
May 2019 - December 2022 (3 years 8 months)
Spokane, Washington Area

As CEO, I built an executive team and grew Spiceology revenues 6x in four years, from $3M to $18M, and we were named to the Inc 5000 Fastest Growing Private Companies in 2019, 2020, 2021 and 2022 -- and again in 2023! We built a cult-like following with both consumers and chefs, with over 300K followers on Instagram and our spices featured on nearly every chef show (Top Chef, Iron Chef, Gordon Ramsay's Hell's Kitchen, ...).
We established an innovative foodservice distribution network of produce distributors and Sysco, and began selling into top retailers including Ace Hardware for BBQ, Nordstrom and CostCo.

Affirm, Inc.

Head Of Business Development

April 2016 - May 2019 (3 years 2 months)
San Francisco Bay Area

I built and led the team focused on the ecommerce partner ecosystem that included platform partners (Shopify, BigCommerce, Magento, Salesforce.com, ...), email service providers (Responsys, ExactTarget, Bronto, Klaviyo), media partners, etc.

Magnetic

SVP Corporate & Business Development

May 2015 - April 2016 (1 year)

Magnetic merged with MyBuys in May 2015

Pikato, Inc

Board of Advisors

January 2015 - October 2015 (10 months)

Pikato was acquired by RetailNext in October 2015

MyBuys

4 years 2 months

SVP, Marketing, Business & Corporate Development

January 2014 - May 2015 (1 year 5 months)

MyBuys merged with Magnetic in May 2015.

SVP Corporate & Business Development

April 2011 - May 2015 (4 years 2 months)

MyBuys merged with Magnetic in May 2015

Thump Games
Co-founder
September 2009 - April 2011 (1 year 8 months)

MyBuys
Acting SVP Marketing
April 2009 - August 2010 (1 year 5 months)

Encover, Inc.
CEO
April 2003 - November 2008 (5 years 8 months)

Blue Martini Software
VP Marketing & Business Development
November 2000 - March 2003 (2 years 5 months)

SONY
CEO, RTIME
January 1997 - October 2000 (3 years 10 months)

Open Horizon
VP Marketing & Business Development
January 1995 - December 1996 (2 years)

Ochre Development
Co-Founder, VP Marketing & Business Development
August 1990 - December 1994 (4 years 5 months)

Oracle Corporation
Pre-Sales Engineer, MIS Manager
December 1987 - July 1990 (2 years 8 months)

Education

Stanford University
BA, Economics · (1982 - 1986)